20009169

ON

RT

PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-69689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EquityZen Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 West 27th Street Suite 200

(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Haslett (212) 751-4422

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

(Name – *if individual, state last, first, middle name*)

529 Fifth ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

Mail Processing Section

MAR 02 2020

Washington DC 415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip Haslett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equityzen Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EquityZen Securities LLC

INDEX

December 31, 2019

EquityZen Securities LLC

EquityZen Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019	
ASSETS	
Cash	$ 3,454,950
Accounts receivable	310,491
Prepaid expenses	48,573
Security deposit	10,000
Total assets	$ 3,824,014
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 526,817
Due to Parent	446,227
Total liabilities	973,044
Member's equity	2,850,970
Total liabilities and member's equity	$ 3,824,014

See accompanying notes to financial statements.

EquityZen Securities LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019		
Revenues		
Placement fees	$	6,321,136
Selling fees		4,720,525
ROFR revenue		328,430
Termination fees		58,700
Total revenues		11,428,791
Expenses		
Employee compensation and benefits		4,457,074
Platform deal expenses		1,104,580
Professional fees		227,612
Commissions		250,498
Occupancy		254,394
Other expenses		319,619
Regulatory fees		83,076
Total expenses		6,696,853
Net income	$	4,731,938

See accompanying notes to financial statements.

EquityZen Securities LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2019

Member's equity, beginning of year	$	1,720,343
Member withdrawals		(3,601,311)
Net income		4,731,938
Member's equity, end of year	$	2,850,970

See accompanying notes to financial statements.

EquityZen Securities LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

Cash flows from operating activities	
Net income	$ 4,731,938
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	207,561
Prepaid expenses	(1,849)
Accounts payable and accrued expenses	140,844
Due to Parent	66,288
Net cash provided by operating activities	5,144,782
Cash used in financing activities	
Member withdrawals	(3,601,311)
Net increase in cash	1,543,471
Cash, beginnning of year	1,911,479
Cash, end of year	$ 3,454,950

See accompanying notes to financial statements.

1. Nature of business

Nature of Business

EquityZen Securities LLC (the "Company"), is a Delaware limited liability company with its principal place of business in New York. The Company is wholly-owned by EquityZen Inc. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides certain private placement advisory services, on a fee basis, to institutions and qualified individuals. The Company acts as placement agent in private placement transactions and also advises on structuring of private placement transactions. The Company is typically compensated on a fee for services basis, including a placement agent fee for the placement of securities.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2019.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers. This guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company elected the modified retrospective method upon adoption with no impact to the opening retained earnings or revenue reported.

Placement Fees and Selling Fees

The Company enters into arrangements with individual customers or pooled investment vehicles to transact in private placements. The Company will receive placement fees and selling fees on these transactions and believes that its performance obligation is completed upon execution of the transaction documentation with its customers and as such is earned on the date control is transferred to a buyer.

ROFR Revenue

Some customers have agreements requiring them to first offer their shares to the other owners of the company. The other owners have a set time period to buy the shares before the customer can offer their shares to outsider investors. If the other owners exercise that right the Company earns a ROFR fee from the customer selling its shares.

2. Summary of significant accounting policies (continued)

Termination Fees

The Company earns a termination fee if a customer fails to complete a transaction after signing a subscription agreement with the Company.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal and state income taxes. The Company's Parent files its income tax returns in the U.S. and various state and local jurisdictions. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances require. The Company remains subject to U.S. federal and state income tax audits for all periods since 2017.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Developments

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet as a right of use asset and a lease liability, and to disclose key information pertaining to those leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company has evaluated the effect that ASU 2016-02 would have on its financial statements and related disclosures. The Company believes the impact of the adoption of the ASU is not material to the Company's financial statements.

3. Cash and concentration of credit risk

In the normal course of business, the Company maintains its cash balances in one financial institution, which may exceed federally insured limits. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

4. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2019, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

5. Related party transactions

Service Agreement and Due to Parent

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include professional services, the use of physical premises, utilities, fixed assets, subscriptions, taxes, personnel and other general and administrative services. For the year ended December 31, 2019, the total amount incurred by the Company under this agreement was approximately $4,703,000. At December 31, 2018 the Company had an due to Parent balance of approximately $380,000. During 2019, the Company paid to its parent approximately $4,637,000, which included approximately $220,000 of 2018 allocated expenses. The remainder of approximately $446,000 was payable to the Parent at December 31, 2019.

6. Net capital requirement

The Company is a member of the FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was approximately $2,482,000 which was approximately $2,417,000, in excess of its minimum net capital requirement of approximately $65,000.

7. Subsequent Events

On January 24, 2020, the Company made a distribution of $1,400,000 to the Parent.

The Company has performed an evaluation of subsequent events through the date the financial statements were available to be issued. The evaluation did not result in any additional subsequent events that required disclosure and/or adjustment.

EquityZen Securities LLC

SUPPLEMENTARY INFORMATION **Schedule I**
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

Member's equity		$ 2,850,970
Non-allowable assets		369,064
Net capital		$ 2,481,906
Aggregate indebtedness		$ 973,044
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 64,870
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital		$ 2,417,036
Percentage of aggregate indebtedness to net capital	$ 973,044 / $ 2,481,906	39%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's most recently filed unaudited Form X-17A-5, Part II-A filing as of December 31, 2019.

EquityZen Securities LLC

SUPPLEMENTARY INFORMATION
STATEMENT REGARDING SEC RULE 15C3-3

Schedule II

For the Year Ended December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under the securities Exchange Act of 1934 as of December 31, 2019, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2)(i) of SEC Rule 15c3-3.

EquityZen Securities LLC

Rule 15c3-3 Exemption Report

For the Year ended December 31, 2019

EquityZen Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R.§ 240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i) throughout the most recent fiscal year without exception).

EquityZen Securities, LLC

I, Philip Haslett , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO